

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Peter McGoff
Chief Legal Officer
Rubrik, Inc.
3495 Deer Creek Road
Palo Alto, California 94304

> **Re: Rubrik, Inc.**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted February 5, 2024**
> **CIK No. 0001943896**

Dear Peter McGoff:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Peter McGoff
Rubrik, Inc.
March 4, 2024
Page 2

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note recent publicity regarding a DOJ investigation of fraud allegations regarding a former employee at your Company. If material, please disclose the nature of the investigation, how the company became aware of the allegations, and the risks and uncertainties to your company. Explain whether this investigation was a factor in identifying a material weakness in your internal control over financial reporting.

Business, page 115

2. We note your disclosure on page 129 and elsewhere that you offer Ruby, a generative AI companion to RSC that provides automated threat analytics and response. Please revise to provide a more complete discussion regarding the development and implementation of Ruby. As part of your disclosure, clarify how you iteratively developed its "generative AI capabilities," with specificity, including whether you developed the underlying software or if it was developed by another supplier. To the extent the AI model was not developed by you, clarify if it is an off-the-shelf AI program or a model provided by third parties or if they were pre-selected algorithms, AI models, or chatbots. Additionally, to the extent material, include a cross reference to risk factor disclosure discussing the operational, legal, and competitive risks to using AI.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Avina